FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 10, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.

CNPJ-MF 01.838.723/0001-27

A Publicly Traded Company with Authorized Capital

ANNOUNCEMENT TO THE MARKET

Pursuant to CVM Instruction 358/02 and Paragraph 4 of Article 157 of Law 6404/76, the management of BRF – Brasil Foods S.A. (“BRF” or “Company”) announces to the public that the Federal Government Attorney’s Office at the Administrative Council for Economic Defense has published a report PROCADE 8012.004423/2009-18  (“Report”) on the business combination transaction involving Sadia S.A. (“Sadia”) and Perdigão S.A. (“Perdigão”), previously notified to the market through the Material Fact of May 19 2009, in view of the formation of   BRF – Brasil Foods S.A.

PROCADE has suggested to the Administrative Council for Economic Defense (CADE) that the transaction be approved, conditional to restrictions, as long as these (i) effectively permit a third economic entity to contrast the marketing power generated by BRF and/or (ii) allow BRF to share with consumers the efficiencies resulting from the transaction. According to the Report, the hypothesis of rejection of the transaction would only arise should no alternative be found that meets the requirements indicated, an outcome neither considered nor cogitated by the Company, which during the entire process, has been and is, open to a negotiated solution.

It should be emphasized that PROCADE’s report is neither final  nor binding and is only another supporting document to the final ruling on the transaction to be issued by CADE. Important to note that PROCADE’s opinion is not based on any new fact, but rather on the combination of documents presented up to the present time.

BRF reiterates its conviction that technical arguments exist capable of demonstrating to CADE that the transaction is pro-competition, reinforcing the presence and competitiveness of Brazil in the international markets. In light of the absence of relevant entry barriers, the existence of intense rivalry and the creation of substantial synergies and efficiencies to be passed onto the end consumers, BRF remains confident that CADE will approve the transaction.

Finally, the company  clarifies that it continues to defend its opinion with CADE, in the belief that a solution can be found in the administrative sphere, without however, relinquishing every means of defending its interests.

São Paulo, May 10 2011

José Antonio do Prado Fay Chief Executive Officer	Leopoldo Viriato Saboya Chief Financial, Administrative and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 10, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director